

Mail Stop 3030

March 2, 2010

<u>VIA U.S. MAIL and FACSIMILE</u>

Mr. Darryl S. Nakamoto
Chief Financial Officer
Hoku Scientific, Inc.
1288 Ala Moana Blvd, Ste. 220
Honolulu, Hawaii 96814

   RE: **Hoku Scientific, Inc.**
      **Form 10-K for the fiscal year ended March 31, 2009**
      **Filed June 15, 2009**
      **File No. 000-51458**

Dear Mr. Nakamoto:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 37

Critical Accounting Policies, page 41

1. We note that in this section where you are required to disclose the accounting
   policies management believes are critical to your financial position and operations
   you merely repeat the policies from your significant accounting policies financial
   statement footnote without elaboration. In the interest of providing investors with
   better future disclosures, please address the following for each identified critical
   accounting policy:

   • expand your disclosures to describe the specific factors that in your view
     makes each critical,

   • discuss the nature of estimates and uncertainties about those estimates
     inherent to each individual policy, including how you make those estimates
     and

   • discuss how different assumptions, methods or conditions might effect your
     financial statements.

   For further guidance, please refer to SEC interpretive Release No. 33-8350.
   Please address our comment in your future filings.

Liquidity and Capital Resources, page 44

Net Cash Used in Operating Activities, page 45

2. We note that your discussion of cash flows from operations merely discloses the
   changes to the significant components of working capital. To better explain cash
   flows from operations, in future filings please expand your discussion to explain
   the reasons for the changes in your cash flows and address the impact on your
   working capital.

3. We notice a significant increase in the FY 2009 balance for the caption "Accounts
   payable and accrued expenses." We also noticed a similar increase in the same
   accounts during the nine months ended December 31, 2009. Please reconcile for
   us the change in Accounts payable and accrued expenses as shown in the

Consolidated Statement of Cash Flows with the change as it appears in the Consolidated Balance Sheets from Fiscal Year 2008 to 2009 as well as for the nine months ended December 31, 2009.  In future filings provide enough information in the notes to your financial statements to enable readers of your financial statements to recalculate all material amounts presented in your Consolidated Statement of Cash Flows.

4. To this regard, please tell us about the nature and reported amounts in Accounts payable and accrued expenses at March 31, 2009.  When preparing your future filings note any item in excess of 5% of total current liabilities should be separately stated in the balance sheet or a note thereto.  Refer to Rule 5-02 (20) of Regulation S-X.

Notes to Consolidated Financial Statements, page F-7

Note 7 Interest and Other Income, page F-19

5. We note in fiscal 2009 you present a net gain on the sale of operating assets in non-operating income and expenses. Please note that gains on the sale of property used in operations should be presented as operating income rather than non-operating income.  In future filings please present any gains or losses on the sale of property used in operations as operating income or expense rather than as a non-operating item or tell us as to why you do not believe classification of such a gain or loss as a component of operating income/loss is required by U.S. GAAP. Refer to the guidance at FASB ASC Topic 360-10-45-5.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please submit your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Jay Webb
Reviewing Accountant